UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 22 October 2025, London UK

GSK announces positive pivotal phase III data for next-generation low carbon version of Ventolin (salbutamol) metered dose inhaler

●     Data confirm therapeutic equivalence and comparable safety profile for Ventolin (salbutamol) containing innovative low carbon propellant
●     Approximately 300 million salbutamol MDIs are sold globally every year1,2
●     If approved, this next-generation low carbon salbutamol has the potential to reduce greenhouse gas emissions by 92%3 per inhaler
●     GSK will proceed with regulatory submissions, with launch expected from 2026

GSK plc (LSE/NYSE: GSK) today announced positive phase III data from its clinical programme to develop a next-generation version of its metered dose inhaler (MDI), Ventolin (salbutamol). Data confirm that the formulation of salbutamol MDI containing an innovative low carbon propellant HFA-152a shows therapeutic equivalence and is comparable in safety to salbutamol MDI containing the current propellant, HFA-134a.

The findings will support regulatory submissions for the next-generation version, with launch expected from 2026, an important advance to bringing a more sustainable option to patients with respiratory disease.

Nearly half a billion people are affected by asthma and chronic obstructive pulmonary disease (COPD) around the world4 and approximately 300 million salbutamol MDIs are sold globally every year1,2. Used during an exacerbation, or "attack", salbutamol in an MDI can help by immediately treating a sudden onset of respiratory symptoms, such as breathlessness.

Kaivan Khavandi, SVP, Global Head, Respiratory, Immunology & Inflammation R&D, GSK, said: "Healthy air is essential for healthy lungs, and our next-generation salbutamol has the potential to reduce greenhouse gas emissions by 92%3 per inhaler. Almost six decades after its first development, this medicine remains highly valued by patients and healthcare professionals and is a key component of our respiratory portfolio. Today, we are one step closer to a reliever MDI that we believe will continue to help patients for many decades to come."

Due to the scale of volume and worldwide use, GSK's salbutamol MDI currently accounts for close to half (45%)5 of the company's total global carbon footprint. GSK has partnered to use cutting-edge propellant technologies to develop a next-generation low-carbon version and has added advanced manufacturing technologies to support launch of this inhaler.

Prof. Ashley Woodcock, Professor of Respiratory Medicine at the University of Manchester, said: "While low carbon alternatives already exist, such as dry powder and soft mist inhalers, we know that many patients worldwide with both asthma and COPD prefer a salbutamol MDI to relieve their symptoms. These data should enable patients to use their preferred inhaler choice. This is a crucial advance to help global healthcare systems meet their climate targets at the same time as optimising the care of patients."

About inhaled medicines
Inhaled medicines are administered to the lungs using an inhaler device. There are two main types of devices, metered dose inhalers (MDIs) and dry power inhalers (DPIs). All MDIs use a propellant to administer the medicine from the inhaler into the patient's lungs. DPIs are propellant free, as the medicine is administered by the patients breathing in the powder, and therefore have a lower carbon impact compared to MDIs still using high global warming potential (GWP) propellants.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q2 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
1 IQVIA; Data on file 2025.
2 MCTOC; 2022 Assessment Report MCTOC-Assessment-Report-2022.pdf (p16)
3 Plank et al. 2025. Decarbonizing Respiratory Care: The Impact of a Low-carbon Salbutamol Metered-dose Inhaler. ATS Journal. A1082-A7905: Life cycle assessment completed across seven countries for the year 2023 [Algeria, Australia, Canada, France, Poland, Romania, and Saudi Arabia].
4 The Lancet; May 2023. Global burden of chronic respiratory diseases and risk factors, 1990-2019: an update from the Global Burden of Disease Study 2019.
5 GSK Annual Report 2024 https://www.gsk.com/media/vounsu2k/strategic-report-2024.pdf (p69)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 22, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc